Exhibit 1.01

Conflict Minerals Report of Endo International plc
For the Year Ended December 31, 2013
We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of certain minerals contained in our products. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

Introduction

This is the Conflict Minerals Report of Endo International plc, including its wholly owned subsidiaries (“Endo” “we” and “our”), for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). A copy of this Conflict Minerals Report is publicly available on our website at www.endo.com.

As used in this report, the term “conflict minerals” refers to gold, cassiterite, columbite-tantalite, wolframite and their derivatives tin, tantalum and tungsten.

Endo is a specialty healthcare company focused on branded and generic pharmaceuticals and devices. None of our pharmaceutical products contain conflict minerals. However, while the majority of the products in our devices segment do not contain conflict minerals, we have identified certain products of our wholly owned subsidiary American Medical Systems Holdings, Inc. (“AMS”) that do contain conflict minerals. Those products are part of the product portfolio of AMS’s benign prostatic hyperplasia (“BPH”) business.

Reasonable Country of Origin Inquiry (“RCOI”)

In accordance with Rule 13p-1, Endo, through a third-party service provider, conducted a RCOI to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) or are from recycled or scrap sources.

Because Endo is several steps removed in the overall supply chain from the mining of such conflict minerals, does not make purchases of raw ore or unrefined conflict minerals and does not make purchases in the Covered Countries, our service provider conducted our RCOI by surveying AMS’s suppliers about the origin of the conflict minerals contained in the parts and materials supplied by them to AMS.

Our service provider surveyed more than 300 suppliers using the standard Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) reporting template. Based on the responses to those surveys, we had reason to believe that the necessary conflict minerals contained in our products may have originated in the Covered Countries and may not have come from recycled or scrap sources. We therefore directed our service provider to exercise due diligence to determine the source and chain of custody of those conflict minerals.

Due Diligence Measures

We designed our due diligence to be in conformity, in all material respects, with the “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Addition),” and the related supplements, published by the Organization for Economic Cooperation and Development.

Our due diligence measures included:

•	Formed a cross-functional management team to oversee our procedures related to assessing the use of conflict minerals.

•	Adopted a conflict minerals policy to guide Endo and its suppliers with their efforts to identify the source and chain of custody of the conflict minerals contained in Endo’s products.

•	Analyzed the bill of materials for each medical device product to assess the presence of conflict minerals.

•	Reviewed the accuracy of EICC-GeSI reporting template responses from suppliers. Where suppliers provided

Exhibit 1.01

information that was incomplete or appeared inaccurate, Endo contacted the suppliers to seek additional clarifying information.

•
Compared the smelters and refiners identified in the EICC-GeSI reporting template against the list of smelter facilities identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program.

•	Engaged a third-party service provider to administer the RCOI and due diligence effort.

Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:
Endo International plc Policy on Conflict Minerals
The mining of minerals used to produce tantalum, tin, tungsten, and gold in the Democratic Republic of Congo and adjoining countries has been linked to the funding of armed groups waging a civil war in the country. These metals are widely used in the components and assembly processes of electrical and electronic products and in many other industries.
In accordance with the Dodd–Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) passed in 2010, and in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and in accordance with the SEC instructions for the annual filing of Form SD, Specialized Disclosure Report, Endo International plc (Endo) is committed to complying with the Conflict Minerals Final Rule.
Endo has adopted the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework. We are taking the following steps to determine that our subsidiaries’ products are conflict free:

•	Supporting the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict-Free Smelter (CFS) program;

•
Informing the Endo supply base of the Endo Policy on Conflict Minerals, and performing Reasonable Country of Origin Inquiry (RCOI) using the standard EICC-GeSi reporting template from suppliers that supply parts that may contain any of the conflict minerals; and

•	Conducting due diligence on the source and chain of custody of conflict minerals, if found.

Results of Due Diligence

On the basis of the due diligence measures described above, we have been unable to determine the country of origin of all of the conflict minerals contained in AMS’s BPH products. We have determined, however, that there are multiple smelters of the conflict minerals contained in AMS’s products and that most of those smelters are not in the Covered Countries.

Future Due Diligence Measures

We intend to take the following steps to further mitigate any risk that the necessary conflict minerals in AMS’s products could directly or indirectly finance or benefit armed groups in the Covered Countries:

•	Increase the response rate of suppliers’ smelters surveys; and

•	Inform smelters identified as a result of the supply-chain survey and demand their participation in a program, such as the CFS program, to obtain a “conflict free” designation.